FDA approves low-dose Climara Pro(R)transdermal hormone therapy in the U.S.

Berlin, November 24, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the U.S. Food and Drug Administration (FDA) has granted marketing approval for Climara Pro(R) (estradiol/levonorgestrel transdermal system) for the treatment of menopausal symptoms. Climara Pro(R), a thin, translucent patch, is the first once-a-week combined hormone therapy approved in the U.S. It will be marketed by Schering's U.S. subsidiary, Berlex, Inc. which plans to launch Climara Pro(R)in January 2004.

"Climara Pro(R) will provide women with low doses of two well-accepted hormones," said Dr. Philip Smits, Head of Schering AG's
Gynecology&Andrology. "Hormone treatment is one of the most effective ways to alleviate menopausal symptoms. Schering is committed to providing the best care in this field."

Transdermal (patch) technology allows for continuous delivery of hormones at doses much lower than in pills. Climara Pro(R) delivers 0.015 mg per day of levonorgestrel and 0.045 mg per day of estradiol. Estradiol is the most active estrogen made by the ovary. This therapy is approved for the relief of moderate to severe vasomotor symptoms associated with menopause, such as hot flashes and night sweats.

Additional information:

Climara Pro(R) is a transdermal hormone therapy (HT) with levonorgestrel, a progestin that has been used worldwide in a variety of women's healthcare products for more than 20 years with millions of patient-years of experience. This patch also contains estradiol, an estrogen that is identical to the estrogen a woman's body produces before menopause. Easily affixed to the skin, Climara Pro(R) delivers 0.015 mg per day of levonorgestrel and 0.045 mg per day of estradiol transdermally, allowing for continuous delivery of hormones at doses much lower than in pills.

Like Climara(R)(transdermal estradiol system), Schering's once-a-week estrogen-only patch, Climara Pro(R) delivers hormones continuously and directly, with the benefits of unique 3M Drug Delivery Systems technology. With the addition of levonorgestrel, Climara Pro(R) is indicated for use by women with an intact uterus, wheras Climara(R) is appropriate for women who have had a hysterectomy.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:

Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng